UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILES PURSUANT TO
RULE 13d-2(a)
Under the Securities Exchange Act of 1934
(Final Amendment)*

MONTPELIER RE HOLDINGS LTD.

(Name of Issuer)

Common Shares, par value 1/6 of a cent per share

(Title of Class of Securities)

G62185 10 6

(CUSIP Number)

Robert Seelig, Esq.

Vice President and General Counsel

White Mountains Insurance Group, Ltd.

80 South Main Street

Hanover,  New Hampshire 03755

(603) 640-2200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 1, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Insurance Group, Ltd. 94-2708455

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Holdings Bermuda, Ltd. 98-0216630

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Bermuda

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) HC, CO

CUSIP No. G62185 10 6

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) White Mountains Advisors, LLC 04-6140276

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) IA, CO

Note - White Mountains Advisors, LLC did not directly own any Montpelier Re Holdings Ltd. common shares or warrants to acquire common shares but, through investment advisory agreements, directly controlled 939,039 common shares and 7,172,357.5 warrants to acquire common shares.

Introduction

This Final Amendment amends the original Schedule 13D filed by White Mountains Insurance Group. Ltd. and its subsidiaries (“WTM”) dated March 24, 2003 and all previously filed amendments thereto (the “Amended Schedule 13D”). This Final Amendment is hereby filed by the Reporting Persons (as defined herein) pursuant to Section 13(d) of the Securities Exchange Act of 1934 and the rules and regulations promulgated thereunder.

Item 4.	Purpose of Transaction

On May 1, 2007, Montpelier Re Holdings Ltd. (“MRH”) repurchased from WTM 939,039 MRH common shares, par value 1/6 cent per share and 7,172,375.5 MRH warrants with an exercise price of $16.667 per warrant, for a total purchase price of $65,000,000.

Item 5.	Interest in Securities of the Issuer
(a) None. (b) None. (c) None. (d) None. (e) The reporting person ceased to be the beneficial owner of more than five percent of the class of securities on May 1, 2007.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 1, 2007

WHITE MOUNTAINS INSURANCE GROUP, LTD.

by	/s/ Robert Seelig
Name:	Robert Seelig
Title:	General Counsel

WHITE MOUNTAINS HOLDINGS BERMUDA, LTD.

by	/s/ Dennis P. Beaulieu
Name:	Dennis P. Beaulieu
Title:	Vice President

WHITE MOUNTAINS ADVISORS, LLC

by	/s/ Mark J. Plourde
Name:	Mark J. Plourde
Title:	Chief Financial Officer, Treasurer and Chief Compliance Officer